Exhibit 99.1

IMMURON LIMITED

(ASX: IMC)

Monday, 19th November 2018: Results of Annual General Meeting

The Company wishes to advise that all resolutions were carried on a show of hands.

In accordance with Listing Rule 3.13.2 and Section 251AA(1) of the Corporations Act 2001, the following information is provided in relation to the resolutions considered by Members of the Company at the Annual General Meeting held today.

	Resolutions	For Votes	Against Votes	Proxy’s Discretionary Votes*	Total Votes	Exlcusion / Abstain
1	Adoption of Remuneration Report	22,624,034	700,413	33,192	23,357,639	16,657,282
2	Re-Election of Director - Mr. Peter Anastasiou	27,223,824	568,527	33,192	27,825,543	12,189,378
3	Re-Election of Director - Mr. Daniel Pollock	36,408,503	595,027	2,653,141	39,656,671	358,250
4	Election of Director - Mr. Rirchard Berman	37,625,515	461,552	1,869,604	39,956,671	58,250
5	Approve the issue of Shares to a related party - Grandlodge Pty Ltd or its Nominee	18,003,583	3,624,273	3,548,361	25,176,217	14,838,704
6	Approve the issue of Options to a Director – Richard Berman	33,943,049	637,099	5,384,773	39,964,921	50,000
7	Ratification of prior issue of shares	35,147,928	508,156	3,564,757	39,220,841	60,920
8	Ratification of prior issue of Options	34,262,591	511,081	4,447,169	39,220,841	60,920
9	Ratification of prior issue of options	34,262,591	527,081	4,447,169	39,236,841	60,920
10	Adoption of Non-Executive Director Remuneration Pool	13,884,126	851,668	3,644,757	18,380,551	21,549,930
11	Approval of Additional 10% capacity to Issue Shares Under ASX Listing Rule 7.1 A	23,275,672	6,071,619	49,588	29,396,879	57,000

* The Chairman voted undirected proxies in his control in favour of all resolutions.

** Resolution 1 and 11 are special resolutions and require 75% approval to be passed. This threshold has been achieved and the resolutions passed.

For and on behalf of the Board;

Phillip Hains

Company Secretary

Level 3, 62 Lygon Street Carlton, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735